December 13, 2006
Mr. Jorge Bonilla
Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	Archstone-Smith Operating Trust
Form 10-K for the year ended 12/31/2005
Filed on 3/9/2006
File No. 001-10272
Dear Mr. Bonilla:
This letter describes the response of Archstone-Smith Operating Trust (“Archstone-Smith”) to the staff’s comment letter dated November 30, 2006, addressed to Charles E. Mueller, Jr., Chief Financial Officer of Archstone-Smith, regarding the above-referenced filing. The comment below repeats the comment from the staff’s letter and is followed by our response. Capitalized terms used below have the same meaning as in the applicable filing. Similarly, references to page numbers are to page numbers in the filing.
Comment 1:
Liquidity and Capital Resources, pages 37-40
Please explain to us how you considered expanding your liquidity discussion to quantify cash flows from discontinued operations and describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources (i.e. effect on financing levels, terms, covenants, etc.).
Response 1:
A key component of our investment strategy is the improvement of our portfolio through each investment transaction which generally involves the disposition of less desirable communities and redeploying the proceeds into replacement communities with more attractive long-term growth prospects. As outlined on page 60 under the heading “Restricted Cash in Tax-Deferred Exchange and Bond Escrow”, to comply with specific tax rules applicable to real estate investment trusts, most transactions are structured as like-kind exchanges.

Following is an excerpt from our Discontinued Operations Analysis on page 36:
“As a result of the execution of our strategy of managing our invested capital through the selective sale of apartment communities in non-core locations and redeploying the proceeds to fund investments with higher anticipated growth prospects in our core markets, we had significant disposition activity in all three years.”
As a result of this strategy, from a liquidity and capital resources perspective, we use the investment proceeds from disposition activities to finance new real estate investments, and replace the cash flow from sold properties with cash flow from acquired or developed properties. This is reflected in the growth in our total assets which grew from $9.1 billion in 2004 to $11.5 billion in 2005. This point is further illustrated by our Statement of Cash Flows, on page 58, which shows year over year increases in net cash flow provided by operating activities, as follows:

2003	$343,696
2004	369,772
2005	378,036
As a result of these factors, we explain to the reader the impact of discontinued operations in various places within the Liquidity and Capital Resources section:
Investing and Financing Activities:
“The $1.5 billion net decrease in cash flows from investing activities in 2005 as compared to 2004 was primarily due to an increase in community acquisitions, including the Oakwood transaction, and a decrease in proceeds from community dispositions.”
“Net cash provided by investing activities increased $124.2 million as compared to 2003. This was due primarily to an increase in net proceeds from the disposition of real estate assets during 2004 as compared to the same period in 2003...”

Funding Sources:
“We anticipate financing our planned investment and operating needs primarily with cash flow from operating activities, disposition proceeds from our capital recycling program, existing cash balances, and borrowings under our unsecured credit facilities, prior to arranging long-term financing.”
“In addition, we expect to complete the disposition of $1.1-1.4 billion of REIT operating communities during 2006”
In summary, we believe our filing has adequately explained the impact of cash flows from discontinued operations (primarily disposition proceeds) and the importance of those proceeds in funding replacement communities. As a result of the replacement of the operating cash flows, we do not believe our future liquidity and capital resources (i.e., effect on financing levels, terms, covenants, etc.) will be adversely affected. In future filings, we will consider summarizing the factors outlined above under a single caption dealing with the impact of discontinued operations to aid a reader in achieving a more clear understanding of this topic.
In addition, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions regarding our response may be directed to Mark Schumacher at (303) 792-8080, or Chaz Mueller at (303) 708-5947.
Sincerely,

/s/ Charles E. Mueller, Jr.	/s/ Mark A. Schumacher

Charles E. Mueller, Jr.	Mark A. Schumacher
Chief Financial Officer	Chief Accounting Officer
Cc:       Wilson K. Lee, Securities and Exchange Commission
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